Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: November 2015

1.	We inform the capital market agents that, during November 2015 (a), Itaú Unibanco acquired 8,540,000 preferred shares, and the average acquisition price (b) was R$28.31, a minimum of R$27.26 and a maximum of R$29.04.

2.	Considering this acquisition, it is worth remembering that we have acquired in 2015 the amount of 95,240,280 preferred shares (c).

3.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, December 2nd, 2015.

MARCELO KOPEL

Investor Relations Officer

a. According to the Material Fact published on 08.27.2015, these acquisitions relate to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 11.0 million common shares and 50.0 million preferred of own shares for the period from 08.28.2015 to 08.26.2016;

b. Repurchase values includes settlement, brokerage and trading fees; and

c. Repurchases made before 07.14.2015 (ex-bonus date) were adjusted by 10%.